UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

PEC SOLUTIONS, INC.

(Name of Subject Company—Issuer)

NORTEL NETWORKS INC.
PS MERGER SUB, INC.

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

705107100
(CUSIP Number of Class Securities)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

      • A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO is being filed by Nortel Networks Inc., a Delaware corporation, and its wholly owned subsidiary, PS Merger Sub, Inc., a Delaware corporation, pursuant to General Instruction D to Schedule TO.

Item 12. Exhibits.

(a)(5)(A) Press release issued by Nortel Networks Corporation, dated April 26, 2005.*

(a)(5)(B) Transcript of conference call held by Nortel Networks Corporation on April 26, 2005.

*	Previously filed

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Press release issued by Nortel Networks Corporation, dated April 26, 2005.*

(a)(5)(B)	Transcript of conference call held by Nortel Networks Corporation on April 26, 2005.

*	Previously filed